Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

passenger and cargo SALES AGENCY SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 10 January 2008 and 28 January 2011 in relation to various continuing connected transactions of the Company.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of the continuing connected transactions of the Company, on 8 November 2013, the Company and PCACL have entered into a new Passenger and Cargo Sales Agency Services Framework Agreement to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016.

As the applicable percentage ratios (other than the profits ratio) for the Passenger and Cargo Sales Agency Services Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement are only subject to the reporting, announcement and annual review requirements and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 10 January 2008 and 28 January 2011 in relation to various continuing connected transactions of the Company.

In order to comply with the various requirements under Chapter 14A of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of the continuing connected transactions of the Company, on 8 November 2013, the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited (the “PCACL”) have entered into a new passenger and cargo sales agency services framework agreement (the “Passenger and Cargo Sales Agency Services Framework Agreement”) to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016.

Passenger and Cargo SALES AGENCY SERVICES FRAMEWORK AGREEMENT

1

Date

8 November 2013 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation;

(b)	PCACL, which is wholly owned by China Southern Air Holding Company (the “CSAHC”), and is therefore a connected person of the Company under the Listing Rules. The principal business activity of PCACL is that of acting as an agent for domestic and international aviation passengers and cargo sales, international aviation express, cargo canvassing, cabin booking, storage, transfer, put-together & break-down of container, settlement of the ship fee, application of Customs, application of check, insurance and other services of short-distance transportation and consultation, and general road freight transportation (excluding the dangerous goods).

Subject matter

Pursuant to the Passenger and Cargo Sales Agency Services Framework Agreement, PCACL agrees to provide the following services to the Company and its subsidiaries (the “Group”):

(1)	domestic and international air ticket sales agency services;

(2)	domestic and international airfreight forwarding sales agency services;

(3)	chartered flight and pallets sales agency services;

(4)	internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc); and

(5)	delivery services for the outside storage area.

The Group will enter into, from time to time and as necessary, separate agreements in relation to the specific agency services contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement during the term thereof.

Historical figures and annual cap

For the two years ended 31 December 2012 and for the nine months ended 30 September 2013, the aggregate historical agency fee incurred by the Group were RMB105 million, RMB125 million and RMB93.67 million, respectively. The pervious annual cap were set at RMB250 million for each of the three years ended 31 December 2013.

Based on the historical figure, the expected slightly rise in ticket sales and airfreight forwarding services conducted through PCACL, the expected additional internal operation services for the inside storage area to be provided by PCACL in Guangzhou, Beijing and Shanghai, etc and the original cap of RMB250 million as disclosed above, the annual cap shall maintain RMB250 million per annum for the entire term of the Passenger and Cargo Sales Agency Services Framework Agreement.

2

Further, the agency fee shall be determined at an arm's length basis between both parties by reference to the state or local prescribed price or the prevailing market price (whichever is applicable), provided that the agency fee charged by PCACL should not be higher than the one charged by other independent third parties in the same or similar locations for similar services. The Company will fund the agency fee wholly by its internal resources. The services are priced in accordance with the following mechanism:

(1)	if there are applicable state (central and local governments) prescribed price, the pricing of the services shall follow the state prescribed price;

(2)	if there are no applicable state (central and local governments) prescribed price, the pricing of the service shall be determined in accordance with the prevailing market prices; and

(3)	if there are no such prevailing market prices in the same or similar locations for similar services, the services to be provided by PCACL shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties.

Reasons for and benefits of entering into the Passenger and Cargo Sales Agency Services Framework Agreement

As the original sales agency services framework agreement shall expire by the end of 2013 and the transactions contemplated thereunder would continue to be entered into on a recurring basis between the parties, the Company entered into the Passenger and Cargo Sales Agency Services Framework Agreement to renew the continued cooperation with PCACL in order to fit the operation need of the Company and cater for the expected increase in demand for internal operation services for the inside storage area. The Group is expected to benefit from PCACL's better understanding of operations of the Group which should allow an expedient and efficient service provision and the additional services to be provided by PCACL to facilitate the expansion and development of the sale of freight and passenger services business of the Group.

It is expected that the continuing connected transactions contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement will allow the Group to maintain its stable operations and leverage on the experiences and resources of PCACL in agency services and enjoy economies of scale, which will benefit the ongoing operation of the Group’s business and facilitate future growth.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

As PCACL is a wholly-owned subsidiary of CSAHC, and is therefore a connected person of the Company under the Listing Rules, the transactions contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules.

3

The board (the "Board") of directors (the "Directors") of the Company (including the independent non-executive Directors) considers that the terms of the Passenger and Cargo Sales Agency Services Framework Agreement and the annual cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for the Passenger and Cargo Sales Agency Services Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement are only subject to the reporting, announcement and annual review requirements and is exempt from the independent shareholders' approval requirements under the Listing Rules. There are no other transactions which should be aggregated with the transactions contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement under Rules 14.22 and 14A.25 of the Listing Rules.

The transactions contemplated under the Passenger and Cargo Sales Agency Services Framework Agreement are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

GENERAL

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Passenger and Cargo Sales Agency Services Framework Agreement. All the remaining Directors who were entitled to vote, unanimously approved the above resolution.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

8 November 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

4